**APPLIED CAPITAL, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 73,191 |
| Accounts receivable | | 1,324 |
| Prepaid expenses and deposits | | 18,894 |
| Total assets | $ | 93,409 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ | 9,503 |
| Member's equity | | 83,906 |
| Total liabilities and member's equity | $ | 93,409 |

See Accompanying Notes